EXHIBIT 99.1

North American Construction Group Ltd. Second Quarter Results Conference Call and Webcast Notification

ACHESON, Alberta, July 13, 2023 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) announced today that it will release its financial results for the second quarter ended June 30, 2023 on Wednesday, July 26, 2023 after markets close. Following the release of its financial results, NACG will hold a conference call and webcast on Thursday, July 27, 2023, at 6:00 a.m. Mountain Time (8:00 a.m. Eastern Time).

The call can be accessed by dialing:
Toll free: 1-888-886-7786
Conference ID: 47287641

A replay will be available through September 1, 2023, by dialing:
Toll Free: 1-877-674-7070
Conference ID: 47287641
Playback Passcode: 287641

A slide deck for the webcast will be available for download the evening prior to the call and will be found on the company’s website at www.nacg.ca/presentations/

The live presentation and webcast can be accessed at: https://viavid.webcasts.com/starthere.jsp?ei=1624616&tp_key=5ac36a78e5

A replay will be available until September 1, 2023, using the link provided.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy construction and mining services. For 70 years, NACG has provided services to the mining, resource, and infrastructure construction markets.

For further information, please contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 960-7171
Email: ir@nacg.ca